Exhibit 99.3

DragonWave Inc.

US$25,000,000

Overnight Marketed Public Offering of Units

September 12, 2013

Issuer:	DragonWave Inc. (the “Company”).

Size of Offering:	Approximately US$25,000,000

Type of Transaction:	Overnight marketed public offering (the “Offering”).

Unit Price:	U.S.$• per Unit

Offering:	Units comprised of one common share of the Company (each, a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

Warrants:

Each whole Warrant will entitle the holder thereof to purchase one common share of the Company (a “Warrant Share”) at a price of U.S.$• for a period of 60 months following the Closing Date (as hereinafter defined), subject to adjustment in certain circumstances.

Use of Proceeds:

The Company intends to use the net proceeds from the Offering as follows: approximately U.S.$• to strengthen its balance sheet, approximately U.S.$• to fund working capital and approximately U.S.$• for general corporate purposes.

Selling Jurisdictions:

The Offering is being conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec

Listing:

The Company has applied for the listing of the Warrants on NASDAQ. Listing of the Offered Shares and Warrant Shares will be subject to the fulfilment of all the listing requirements of the TSX and NASDAQ, respectively. Listing of the Warrants will be subject to the fulfilment of all of the listing requirements of NASDAQ. NASDAQ may not approve the listing of the Warrants. The Company has not applied, and it does not plan to apply, to list the Warrants on the TSX.

Underwriter’s Commission:	6.0%

Eligibility:

Provided that they are listed on a “designated stock exchange” (which currently includes the TSX and NASDAQ), the Common Shares, the Warrants and the Warrants Shares shall be eligible for RRSPs, RRIFs, RDSPs, TFSAs and DPSPs.

Closing Date:	September 18, 2013 (the “Closing Date”).

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec). Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Canaccord Genuity Inc., at ECM@canaccordgenuity.com  This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A registration statement relating to the securities to be issued in the offering has been filed with, and declared effective by, the United States Securities and Exchange Commission (the “SEC”). A prospectus supplement relating to the offering will be filed with the SEC. Copies of the prospectus supplement and related prospectus, when available, may be obtained from Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts, 02110, Phone: (800) 225-6201. These documents may also be obtained free of charge by visiting EDGAR on the SEC website at www.sec.gov.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.